                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*

                             ____________________
                         LONGS DRUG STORES CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   543162101
                     (CUSIP Number of Class of Securities)

                              John W. Rogers, Jr.
                             Chairman of the Board
                          and Chief Executive Officer

                                      and

                              Franklin L. Morton
                             Senior Vice President
                        Ariel Capital Management, Inc.
                     307 North Michigan Avenue, Suite 500
                            Chicago, Illinois 60601
                                (312) 726-0140
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                              September 18, 2000
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. :

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 Schedule 13D

CUSIP NO. 543162101                                         Page 2 of 12 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ariel Capital Management, Inc.                        John W. Rogers, Jr.
      IRS ID # 36-3219058
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      OO: Funds of investment advisory clients
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            Ariel - 5,188,325                         Rogers-0

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          Ariel - 0                                 Rogers-0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             Ariel - 5,555,575                         Rogers-0

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          Ariel - 6,000                             Rogers-0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Ariel - 5,561,575                                             Rogers-0
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Ariel - 5,561,575/37,383,582 = 14.88%                         Rogers-0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      Ariel - IA                                                    Rogers-HC
------------------------------------------------------------------------------
*    See instructions before filling out.

                                 Schedule 13D

CUSIP No. 543162101                                         Page 3 of 12 Pages


Item 1.   Security and Issuer.

          This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to shares of common stock ("Issuer Shares") of Longs Drug Stores Corporation, a Maryland corporation ("Issuer"). The Issuer's principle executive offices are located at 141 North Civic Drive, Walnut Creek, California 94596.

Item 2.   Identity and Background.

          (a), (b) and (c) Ariel Capital Management, Inc. ("Ariel") is filing this Statement. Ariel is an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended.
Ariel provides portfolio management services on a discretionary basis to a limited number of institutional clients, consisting of private and public pension plans, charitable foundations, university endowments, trusts, corporations and Taft-Hartley organizations. Ariel also serves as investment adviser and manager to the Ariel Growth Fund (d/b/a Ariel Investment Trust), which is composed of three separate portfolios: the Ariel Fund, the Ariel Appreciation Fund and the Ariel Premier Bond Fund. Ariel's affiliate, Ariel Distributors, Inc., serves as the underwriter and distributor for the Ariel Growth Fund. Ariel also serves as investment advisor for selected individual and other portfolios through the Ariel Managed Fund Account Program. Ariel's principal executive offices are located at 307 North Michigan Avenue, Chicago, Illinois 60601.

          Other than executive officers and directors, there are no persons or entities controlling or ultimately controlling Ariel.

          The Issuer Shares reported in Item 5 were acquired on behalf of Ariel's investment advisory clients under sole or shared discretionary authority granted to Ariel. None of the Issuer Shares are owned by or on behalf of Ariel or by any of its directors or officers. To the best of Ariel's knowledge, no single client of Ariel owns 5% or more of the Issuer Shares.

          Mr. John W. Rogers, Jr., Ariel's Chairman of the Board and Chief Executive Officer, also is filing this Statement in the event he could be deemed to be an indirect beneficial owner of the Issuer Shares reported by Ariel through the exercise of voting control and/or dispositive power over the Issuer Shares as the result of his official positions or ownership of voting securities of Ariel. Neither Ariel nor Mr. Rogers owns any Issuer Shares for its or his own account and each disclaims beneficial interest in any of the Issuer Shares reported.

          (d) During the last five years, neither Ariel nor, to the best of Ariel's knowledge, any of its executive officers and/or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Ariel nor, to the best of Ariel's knowledge, any of its executive officers and/or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or was subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f) Ariel is a corporation organized and existing under the laws of the State of Illinois. Mr. Rogers is a citizen of the United States. Each of Ariel's directors and executive officers is a citizen of the United States. The name, address and present principal occupation of each of Ariel's directors and executive officers are set forth in Schedule I.

                                 Schedule 13D

CUSIP No. 543162101                                         Page 4 of 12 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          John W. Rogers, Jr. owns no Issuer Shares directly. Ariel directed the purchase of 5,561,575 Issuer Shares for its investment advisory clients for an aggregate purchase price of $140,227,187. All of the shares were paid for by cash assets in the respective clients' accounts and/or margin borrowings pursuant to standard margin agreements.

Item 4.   Purpose of Transaction.

          Ariel is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies for long-term investment on behalf of its clients. All purchases of Issuer Shares were made for investment purposes only, in Ariel's ordinary course of business as a registered investment advisor. Ariel has invested in the Issuer since 1991 for the long term as a passive investor.

          In the ordinary course of business, Ariel contacts management and the Board of Directors to inquire about the Issuer's financial and stock market performance. Over the past 10 fiscal years, the Issuer's earnings per share have risen from $1.51 to $1.76, reflecting a compounded annual growth rate of only 1.5%. Moreover, the Issuer Shares have declined 20% in value over the past decade, from a peak of $24 per share in 1989 to the present value of approximately $19 per share. Consequently, Ariel has contacted management and the Board of Directors to inquire as to what strategies the Issuer plans to undertake to enhance shareholder value.

          Ariel may, from time to time, purchase or sell additional Issuer Shares in open market or privately negotiated transactions. In determining whether to purchase or sell additional shares, Ariel intends to consider and review various factors on a continuous basis, including the Issuer's financial condition, business prospects, other developments concerning the Issuer, the price and availability of Issuer Shares, other investment and business opportunities available to Ariel, and general economic and stock market conditions.

          Except as set forth in this Item 4, Ariel has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Ariel reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5.   Interest in Securities of the Company.

          (a) The aggregate number and percentage of Issuer Shares to which this Statement relates is 5,561,575 shares, representing 14.88% of the issued and outstanding Issuer Shares. All such shares were purchased in open market transactions.

          (b) As of the date of this filing, Ariel has the discretionary power to direct the vote of 5,188,325 Issuer Shares and the disposition of 5,555,575 Issuer Shares held for its investment clients.

          (c) All purchase or sale transactions effected by Ariel in Issuer Shares during the past 60 days are set forth on Schedule II.

          (d) Ariel's investment advisory clients have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Issuer Shares, and the sole power to direct the receipt of dividends from any of the Issuer Shares held for their respective accounts. Such clients also may terminate the investment advisory agreements without penalty upon appropriate notice. Ariel does

                                 Schedule 13D

CUSIP No. 543162101                                         Page 5 of 12 Pages

not have an economic interest in any of the Issuer Shares. To the best of Ariel's knowledge, other than the Issuer Shares reported, no single client has such interest relating to 5% or more of the outstanding class of securities.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Company.

          The powers of disposition with respect to Issuer Shares owned by Ariel's discretionary private accounts are established in written investment advisory agreements between clients and Ariel, which are entered into in the normal and usual course of Ariel's business as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Issuer Shares.

          The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of Issuer Shares, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies. In connection with voting, Ariel may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts. Such authority generally is retained by the clients for accounts classified as "non-discretionary."

Item 7.   Material to be Filed as Exhibits.

     Exhibit A    Joint Filing Agreement

     Exhibit B    Power of Attorney

     Schedule I Information with Respect to Directors and Executive Officers of Ariel Capital Management, Inc.

     Schedule II  Purchase and Sale Transactions within the Past 60 Days

                                 Schedule 13D

CUSIP No. 543162101                                         Page 6 of 12 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 18, 2000

                                    ARIEL CAPITAL MANAGEMENT, INC.


                                    By: /s/ Franklin L. Morton
                                        -------------------------------
                                        Franklin L. Morton
                                        Senior Vice President

                                    JOHN W. ROGERS, JR., individually


                                    By: /s/ Franklin L. Morton
                                        -------------------------------
                                        Franklin L. Morton, as attorney-in-fact*


* Franklin L. Morton signs this document on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit B to this Statement.